SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 18-K/A
For Foreign Governments and Political Subdivisions Thereof
AMENDMENT NO. 6
to
ANNUAL REPORT
of
KfW
(Name of Registrant)
Date of end of last fiscal year: December 31, 2006
SECURITIES REGISTERED
(As of the close of the fiscal year)*

AMOUNT AS TO WHICH
	REGISTRATION IS	NAMES OF EXCHANGES
TITLE OF ISSUE	EFFECTIVE	ON WHICH REGISTERED
N/A	N/A	N/A

*	The registrant files annual reports on Form 18-K on a voluntary basis.
Name and address of person authorized to receive notices
and communications from the Securities and Exchange Commission:
KRYSTIAN CZERNIECKI
Sullivan & Cromwell LLP
Neue Mainzer Strasse 52
60311 Frankfurt am Main, Germany

Pagge 1 of 5

SIGNATURES

The undersigned registrant hereby amends its Annual Report on Form 18-K for the fiscal year ended December 31, 2006, as subsequently amended, as follows:
- Exhibit (d) is hereby amended by adding the text under the caption “IKB” on page 3 hereof to the “Recent Developments—KfW—Other Recent Developments—Support of IKB” section, and
- Exhibit (d) is hereby amended by adding the text under each of the captions “KfW IPEX-Bank,” “Funding Programm for 2008” and “KfW’s Board of Supervisory Directors” on pages 3 and 4, respectively, hereof to the “Recent Developments—KfW—Other Recent Developments.”
This report is intended to be incorporated by reference into KfW’s prospectus dated April 9, 2007 and any future prospectus filed by KfW with the Securities and Exchange Commission to the extent such prospectus states that it incorporates by reference this report.

Other Recent Developments
IKB
On November 28, 2007, the pool established by KfW and the banking associations participating in the risk protection for IKB agreed to assume certain additional risks from IKB not previously covered by the pool in the amount of USD 520 million. These additional risks comprise specific liquidity advances granted by IKB for the benefit of third-party liquidity providers to the Rhineland conduit (the so-called “Havenrock” structure). Taking into account the risk participation of the German banking associations, the amount of this additional risk protection for IKB to be borne by KfW amounts to three-sevenths (approximately 42.9%) of USD 520 million, or approximately USD 223 million.
As a result of the assumption of these additional IKB-related risks, KfW has increased its risk provisioning for potential losses to which it is exposed in connection with the risk protection for IKB by EUR 0.15 billion (approximately equivalent to USD 223 million) from EUR 4.8 billion to EUR 4.95 billion. At the same time, KfW’s fund for general bank risks (Fonds für allgemeine Bankrisiken) has been decreased by the corresponding amount from EUR 0.50 billion to EUR 0.35 billion. Consequently, KfW’s total equity (own funds), which includes the fund for general bank risks, has further decreased by the amount of EUR 0.15 billion.
After reviewing all strategic options with respect to its equity interest in IKB (37.8%, or 33,230,820 shares), KfW decided that a sale of this stake will be the option pursued with highest priority. KfW’s equity interest in IKB is currently recorded in KfW’s accounting records at market value based on the share price at the end of the third quarter (EUR 13.99 as of September 28, 20071). Since that date, the IKB share price has fallen to EUR 6.50 as of December 20, 2007.1 In connection with the preparation of KfW’s annual financial statements, the value of the stake will be reassessed in light of the market value based on the share price as of the end of 2007.
KfW IPEX-Bank
On December 12, 2007, KfW IPEX-Bank announced that it will commence operations as a legally separate entity as of January 1, 2008, thus satisfying the requirements set out in the understanding between the European Commissioner for Competition and the German Federal Ministry of Finance in March 2002.
KfW IPEX-Bank GmbH, a limited liability company (Gesellschaft mit beschränkter Haftung), is wholly owned by KfW. Effective January 1, 2008, KfW-IPEX-Bank GmbH’s regulatory equity capital endowment will amount to EUR 3.5 billion, consisting of EUR 2.3 billion of tier 1 capital and EUR 1.2 billion of tier 2 capital.
KfW will provide funding for KfW IPEX-Bank GmbH’s finance business at market rates based on the ratings assigned to it by international rating agencies. On December 11, 2007, Standard and Poor’s Ratings Services announced that its long-term counterparty credit rating for KfW IPEX-Bank GmbH will be AA- with stable outlook.

[1]	Closing price of XETRA, the electronic trading platform of Deutsche Börse Group.

Funding Program for 2008
On December 13, 2007, KfW announced that it expects its volume of funding raised in the capital markets for 2008 to amount to approximately EUR 70 billion.
KfW’s Board of Supervisory Directors
In its regular meeting on December 10, 2007, KfW’s Board of Supervisory Directors discussed a proposal to establish an executive committee (Präsidialausschuss) and an audit committee (Prüfungsausschuss) of the Board of Supervisory Directors. The proposal was prepared by the Chairman and the Deputy Chairman at the request of the Board. The objective of establishing these committees is to increase the efficiency of the Board in the performance of its supervisory duties. However, no decision with respect to the establishment of these committees was taken at this meeting. KfW expects that a decision will be taken in a meeting of the Board of Supervisory Directors in early 2008. If the decision is taken to form these committees, KfW’s by-laws will be amended accordingly.

SIGNATURES
     Pursuant to the requirements of the Securities and Exchange Act of 1934, the registrant KfW has duly caused this amendment to be signed on its behalf by the undersigned, thereunto duly authorized.

KfW
By:	/s/ Dr. Frank Czichowski
	Name:	Dr. Frank Czichowski
	Title:	Senior Vice President and Treasurer

By:	/s/ Jochen Leubner
	Name:	Jochen Leubner
	Title:	Vice President

     Date: December 21, 2007